UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 1)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Monster Worldwide, Inc.

(Name of Subject Company)

Monster Worldwide, Inc.

(Names of Persons Filing Statement)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

611742107

(CUSIP Number of Class of Securities)

Michael C. Miller, Esq.

Executive Vice President, General Counsel & Secretary

Monster Worldwide, Inc.

133 Boston Post Road, Building 15

Weston, Massachusetts 02493

(978) 461-8000

With copies to:

Martin Nussbaum, Esq. Dechert LLP 1095 Avenue of the Americas New York, New York 10036 (212) 698-3596	Derek Winokur, Esq. Dechert LLP 1095 Avenue of the Americas New York, New York 10036 (212) 698-3860

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 to Schedule 14D-9 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed with the Securities and Exchange Commission (the “SEC”) on September 6, 2016 (together with the Exhibits or Annexes thereto, and as amended or supplemented from time to time, the “Schedule 14D-9”) by Monster Worldwide, Inc., a Delaware corporation (“Monster”). The Schedule 14D-9 relates to the tender offer by Merlin Global Acquisition, Inc. a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Randstad North America, Inc., a Delaware corporation (“Parent”), disclosed in the Tender Offer Statement on Schedule TO (together with the Exhibits or Annexes thereto, and as amended or supplemented from time to time, the “Schedule TO”), filed by Purchaser and Parent with the SEC on September 6, 2016, pursuant to which Purchaser has offered to purchase all of the outstanding shares of common stock, par value $0.001 per share, of Monster (the “Shares”) at a purchase price of $3.40 per Share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 6, 2016 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal which, together with any amedments or supplements thereto, collectively constitute the “Offer.”

Capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9.

Except as set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment.

ITEM 9.	EXHIBITS

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibits:

(a)(1)(vi)	Notice to Participants in the Monster Worldwide, Inc. 401(k) Savings Plan.

(a)(1)(vii)	Confidential Trustee Direction Form.

(a)(5)(xvii)	Press Release of the Company Issued on September 12, 2016 Issuing Statement On Most Recent Letter From MediaNews Group.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

MONSTER WORLDWIDE, INC.

Dated: September 12, 2016	By:	/s/ Michael C. Miller
	Name:	Michael C. Miller
	Title:	Executive Vice President, General Counsel and Secretary

EXHIBIT INDEX

(a)(1)(vi)	Notice to Participants in the Monster Worldwide, Inc. 401(k) Savings Plan.

(a)(1)(vii)	Confidential Trustee Direction Form.

(a)(5)(xvii)	Press Release of the Company Issued on September 12, 2016 Issuing Statement On Most Recent Letter From MediaNews Group.